Exhibit 99.2

KING DIGITAL ENTERTAINMENT PLC C/O PROXY SERVICES P.O. BOX 9142 FARMINGDALE, NY 11735

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 4:00 P.M. Eastern Time on September 25, 2015. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS

If you would like to reduce the costs incurred by King Digital Entertainment plc in mailing proxy and meeting materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 4:00 P.M. Eastern Time on September 25, 2015. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 in either case so as to be received by no later than 4:00 P.M. Eastern Time on September 25, 2015.

SHAREHOLDER MEETING REGISTRATION:

To vote and/or attend the meeting, go to “shareholder meeting registration” link at www.proxyvote.com.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
	M95768-P68716	KEEP THIS PORTION FOR YOUR RECORDS
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DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

KING DIGITAL ENTERTAINMENT PLC
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 TO 8 AND 11.

THE INDEPENDENT DIRECTORS RECOMMEND A VOTE “FOR” PROPOSAL 9. DAVY CORPORATE FINANCE HAS ADVISED KING THAT IT CONSIDERS PROPOSAL 10 TO BE IN THE BEST INTERESTS OF KING AND THE INDEPENDENT SHAREHOLDERS.
Vote on Proposals	For	Against	Abstain

1. To receive and consider King’s financial statements for the year ended December 31, 2014 together with the reports of King’s board of directors and auditors thereon.	☐	☐	☐			For	Against	Abstain

2. To authorize the Board to fix the compensation of King’s auditors.	☐	☐	☐	8.	Subject to the passing of Resolution 7, to approve the re-issue price range at which any treasury shares for the time being held by King may be issued off-market.	☐	☐	☐

3. To re-elect Riccardo Zacconi as a director of King following his automatic retirement by rotation.	☐	☐	☐	9.	To approve an increase in the percentage of King shares held by Bellaria as a result of King’s repurchase or redemption of shares on the basis that Bellaria will not be obliged to make an offer to all King’s shareholders under the Irish Takeover Rules.	☐	☐	☐

4. To re-elect Robert S Cohn as a director of King following his automatic retirement by rotation.	☐	☐	☐	10.	To approve an increase in the percentage of King shares held by the Bellaria/Board Concert Party as a result of (i) King’s repurchase or redemption of shares and/or (ii) the exercise of options by the Relevant Directors, on the basis that no member of the Bellaria/Board Concert Party will be obliged to make an offer to all King’s shareholders under the Irish Takeover Rules.	☐	☐	☐

5. To authorize the amendment of King’s Memorandum of Association.	☐	☐	☐	11.	To approve King’s acquisition or redemption of shares held by or on behalf of any director or person connected with a director.	☐	☐	☐

6. To authorize the amendment of King’s Articles of Association.	☐	☐	☐	The shares represented by this proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder(s). If no direction is made, this proxy will be voted FOR proposals 1 to 11. If any other matters properly come before the meeting, the person named in this proxy will vote in their discretion.

7.    To authorize King to make market purchases and overseas market purchases of shares of any class of King on such terms and conditions and in such manner as the Board may from time to time determine in accordance with the provisions of the Companies Act 2014 and the provisions outlined in Resolution 7.

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For address changes and/or comments, please check this box and write them on the back where indicated.			☐

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such. If a signer is a corporation, please sign in full corporate name by duly authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice of Meeting is available at www.proxyvote.com.

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M95769-P68716

KING DIGITAL ENTERTAINMENT PLC (“King”)

Annual General Meeting of Shareholders

September 28, 2015 11:30 A.M. (Irish time)

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) the Chairman of the Annual General Meeting of Shareholders to be held at 11:30 A.M. (Irish time) on September 28, 2015 at 2 Grand Canal Square, Dublin 2, Ireland (the “AGM”) or                                                              , as proxies, each with the power to appoint (his/her/its) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of King that the shareholder(s) is/are entitled to vote at the AGM, and at any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in favour of the proposals.

This form of proxy is for use by shareholders only.

If the appointor is a corporate entity, this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose. Alternatively, a corporate entity may complete a separate appointment of corporate representative form.

To be valid, this form must be completed and sent to or deposited (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the manner described on the reverse side. The completion and return of this form will not prevent you from attending the AGM and voting in person should you so wish. Any alterations made to this form must be initialled by you.

In the case of joint holders: The signature of any one of them will suffice, but the names of all other joint holders should be stated on the form; and the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For these purposes, seniority is determined by the order in which your names appear in King’s register of shareholders in respect of the relevant shares. Each proposal shall be decided on a poll. On a poll, a person entitled to more than one vote need not use all his, her or its votes or cast all the votes he, she or it uses in the same way.

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.) CONTINUED AND TO BE SIGNED ON REVERSE SIDE